U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities and
Exchange Act of 1934.

NOSTALGIA  MOTORCARS  INC.
(Name of Small Business Issuer in its charter)


Nevada                                   88-0362112
(State or other jurisdiction of         (I.R.S. Employer
incorporation or organization)          Identification No.

4502 East Karen Drive, Phoenix, Arizona       85032
(Address of principal executive offices)	   (Zip Code)

Issuer's telephone number:  (602) 404-3557

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class				  Name of each exchange on which
to be so registered				  each class is to be registered

None
None


Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock
(Title of Class)

None
(Title of Class)

PART I.

ITEM 1.  DESCRIPTION OF BUSINESS.

(a)	Business Development.

Nostalgia Motorcars, Inc., a Nevada corporation
("Company"), was originally organized on November 23, 1993 as Amexan, Inc.; the name was changed on June 1, 1998 to Nostalgia Motorcars, Inc. The business office of the Company is located at 4502 East Karen
Drive, Phoenix, Arizona 85032. The Company's fiscal year ends on December 31. Currently, the Company has one fill time and two part time employees (two in sales and one in accounting), but anticipates adding two additional employee in the next three months.

Business of Issuer.

The Company intends to sell up to 10,000 new
"old style" Volkswagen Beetles in the United States,
Canada, and certain other countries beginning in the first quarter of 2000. The vehicles that the Company intends to sell differ significantly from Volkswagens
"new style" bug introduced in 1998. The Company's vehicles are based on the rear engine, air cooled, "old style" bugs ("Bugs") last sold in the United
States in 1979. These new "old style" bugs, although basic in operation and styling, remain faithful to the personality, charm and friendly quirks of the bug best known by America.

With over 22 million cars sold worldwide over the years, the Bug is generally acknowledged to be the most successful car line in automotive history.
Unfortunately, a new "old style" Bug has not been available in the U.S. market for 20 years, leaving an unprecedented number of loyal and sometimes fanatical admirers to contend with owning old, reconditioned cars. The Bug's incredible success, combined with an undying used market, steady parts sales and significant Internet interest, leads the company to believe that a legitimate market still exists for new
Bugs in the U.S.

The Bug has remained in full production at Volkswagen's state of the art automotive plant in Pueblo, Mexico, and over the years VW has refined the car, producing a first class fit, finish and overall quality never before offered in a Bug. New upgrades such as Bosch fuel injection, front disc brakes, three way catalytic converter, and a remote security system have been added to ensure it keeps pace with the needs of today's consumer. Despite this, however, the Bug remains unavailable for sale in the U.S., because it does not meet current U.S.
Department of Transportation ("DOT"), U.S.
Environmental Protection Agency ("EPA") and
California Air Resources Board ("CARB") standards.

Fortunately, current Federal laws permit the importation, conversion and sale of virtually any automobile, provided that the finished cars meet strict DOT and EPA standards and proper licensing is secured. Accordingly, the Company intends to purchase new Bugs directly from the Pueblo, Mexico VW factory (or from several of the over 250 dealers in Mexico) and modify each car so that it fully complies with U.S. safety and emission standards, making them fully legal for sale in the U.S.

There are several ways for the Company to obtain the necessary regulatory clearances for new Bug certification; however, the Company has chosen to pursue what it believes to be the most respected and credible license, known as a "small volume manufacturer" ("SVM") license, If granted by the EPA, a SVM license would permit the Company to modify and sell in the U.S. up to 10,000 cars per, year.

The Company believes that a viable market exists for the new Company Bugs and expects to sell the cars through direct sales to automotive dealers, national wholesale car auctions and through the Internet (on a site to be developed). Current management of the Company will be initially responsible for securing such sales. The Company expects to secure letters of credit from contracted buyers, and proposes to borrow sufficient capital through a revolving credit facility to finance the purchase, modification and transportation of the cars on order. The Company has not as yet secured such a credit facility.

To the Company's knowledge, there are currently no other manufacturers or suppliers of new "old style" Beetles in the U.S.; however, there is direct competition by Volkswagen who sell a "new style" bug, and indirect competition by numerous other
"economical" cars offered by established manufactures.

	The Company proposes to offer Bugs with a 2 year limited, bumper to bumper warranty, which will be self administered by the Company (made possible by the well documented and proven reliability of the car over many years). The Company expects that the Bugs will retail for approximately $13,000, which the Company believes will provide a sufficient profit margin.

ITEM 2.  PLAN OF OPERATION.

Twelve Month Plan of Operation.

The Company expects to sell its cars through automobile wholesalers, new car dealers, and the Internet. The Company has not yet secured any sales or contracted specific distributors.

The Company has undertaken the necessary steps to begin the process of securing such a SVM license and has contracted a very reputable vehicle certification laboratory, LPC of New York, Inc.
("LPC"), of Ronkonkoma, New York. LPC is currently conducting the necessary testing and assessments to determine the exact modifications necessary to ensure
DOT and EPA certification and a SVM license. Upon completion of all necessary government licensing and the issuance of a SVM license, the Company would be in a position to legally import new bugs from Mexico, modify each car and retail them as new "classic bugs" in the U.S. marketplace.

The LPC contract, which has an effective date of September 29, 1999, guarantees certification and a SVM license within 3 to 6 months and will cost
$375,000,00. LPC has indicated that although original crash tests on the VW Beetle are still available and valid, updated crash tests might have to be conducted, which would entail an additional cost to the Company under that contract of up to $175,000. The Company has secured a total of $300,000 in invested capital from the two principals of the Company to date (as evidenced by two
Promissory Notes attached as Exhibits to this Form
10-SB); these individuals have committed to contributing up to an additional total of $250,000 to the capital of the Company in order to complete the LPC contract and fund initial operations of the Company.

The Company has no direct control over the testing and licensing necessary to complete the certification and is dependent on the successful completion of the testing and modifications. Once completed, LPC and the Company will file the appropriate documentation with DOT, EPA, and CARB;
the Company has been advised that the final approval process takes approximately one month to complete
(counted in the guaranteed timeframe quoted by LPC).
Once all tests are completed, then it will be determined the exact modifications that will be needed for the Bugs to be purchased.

The Company intends to purchase vehicles directly from the Volkswagen manufacturing plant in Pueblo, Mexico and/or from several of the more than 200 dealers throughout Mexico. There are approximately 100,000 Bugs manufactured and they are primarily sold in Mexico per year. There are no contracts in place with any supplier at this time.
However, from the production at this plant, as well as excess supply, it is the opinion of management that there will be adequate supply of automobiles for purchase by the Company. There is no license or other agreement needed from Volkswagen in order for the Company to buy and convert these automobiles for sale in the U.S. once the SVM license is in place.

Once the car is purchased from Volkwagen, it will be converted to meet DOT, EPA, and CARB standards. The Company intends to subcontract out all modifications and certification work to a qualified third party conversion facility. There are several such facilities available and the company to be contracted by the Company. Although there is no firm agreement with any such firm, the Company has contacted International Auto Processors, based in Brunswick, Georgia, about converting the Company purchased automobiles. This is a large and credible company which has substantial experience with large volume conversion facilities, which currently converts approximately 175,000 automobiles per year for such companies BMW and Ford Motor Company. It is anticipated that a contract with this firm can be concluded within thirty days from the time that the Company advised this firm that cars are ready to be shipped.

Although the Company has no major customers, it believes that will not be dependent on such. Sales are expected to be geographically widespread and with many small orders.

Except for those outlined above, the Company is not aware of any government regulations required or any probable governmental regulation change which would have an adverse effect on the company.

Risk Factors Connected with Plan of Operation.

No Prior Operations.

The Company is in its initial stages of development with no revenues or income and is subject to all the risks inherent in the creation of a new business.
Since the Company's principal activities to date have been limited to organizational activities and prospect development, it has no record of any revenue-producing operations. Consequently, there is no operating history upon which to base an assumption that the Company will be able to achieve its business plans. In addition, the Company has only limited assets. As a result, there can be no assurance that the Company will generate significant revenues in the future; and there can be no assurance that the Company will operate at a profitable level. If the Company is unable to obtain customers and generate sufficient revenues so that it can profitably operate, the Company's business will not succeed.
Adequacy of Funding.

The funds available to the Company from its principals will not be adequate for it to be competitive in the areas in which it intends to operate. In addition, these principals may not meet their commitments to provide the promised $250,000 over the amount currently funded in order to secure the SVM license. In such instance, the Company would have to secure such funds from another source or sources, which could entail additional delay and expense on the part of the Company.

Even if all the promised funds are made available by the principals, these funds will only be sufficient to secure the SVM license and provide operational funds for the Company for the next several months.
Therefore, the Company will need to raise additional funds in order to fully implement its business plan.
The Company's continued operations therefore will depend upon its ability to raise additional funds through bank borrowings, equity or debt financing, or asset sales. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company. If the Company cannot obtain needed funds, it may be forced to curtail or cease its activities. If additional shares were issued to obtain financing, current shareholders may suffer a dilutive effect on their percentage of stock ownership in the Company.

Competition.

The Company may experience substantial
competition in its efforts to locate and attract customers for its automobiles. Many competitors in the automobile industry have greater experience, resources, and managerial capabilities than the Company and may be in a better position than the Company to obtain access to attractive clientele.
There are a number of larger companies which will directly compete with the Company. Such competition could have a material adverse effect on the Company' profitability or viability.

Influence of Other External Factors.

In the search for a suitable conversion company for the automobiles to be purchased by the Company, the Company may not be able to conclude a contract with any such firm, or on terms acceptable to the Company.
As a result, the Company would not be able to proceed to convert the cars until such a contract is secured or the Company is able to the conversion itself.
This could entail substantial additional time and expense on the part of the Company during this process.

Despite current production and availability of Volkswagen Bugs from the Mexican plant, there may not be an adequate supply in the future or such supply may be interrupted by many factors, such as labor or parts shortages. Any such delay or interruption in supply could have an adverse affect on the ability of the Company to meet demand and become profitable.

In addition to the above factors, the automobile industry in general is a speculative venture necessarily involving some substantial risk. There is no certainty that the expenditures to be made by the Company will result in commercially profitable business. The marketability of its automobiles will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, and the general state of the economy
(including the rate of inflation, and local economic conditions), which can affect peoples' discretionary spending. Factors which leave less money in the hands of potential customers of the Company will likely have an adverse effect on the Company. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Regulatory Factors.

Although LAI does guarantee under its contract to obtain the SVM license with three to six months from the date of commencement of work, there is no guarantee that it will be timely obtained or could be delayed by presenting unanticipated factors. In addition, possible future consumer legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities undertaken in connection with the party planning business, the extent of which cannot be predicted. The exact affect of such legislation cannot be predicted until it is proposed.

Reliance on Management.

The Company's success is dependent upon the hiring of key administrative personnel. Although these personnel have contributed approximately 400 hours to date in the organizational phases of the Company, none of the officers or directors, or any of the other key personnel, has any employment or non-competition agreement with the Company. Therefore, there can be no assurance that these personnel will remain employed by the Company. Should any of these individuals cease to be affiliated with the Company for any reason before qualified replacements could be found, there could be material adverse effects on the Company's business and prospects. In addition, management has no experience is managing companies in the same business as the Company.

In addition, all decisions with respect to the management of the Company will be made exclusively by the officers and directors of the Company. Investors will only have rights associated with minority ownership interest rights to make decision which effect the Company. The success of the Company, to a large extent, will depend on the quality of the directors and officers of the Company. Accordingly, no person should invest in the Shares unless he is willing to entrust all aspects of the management of the Company to the officers and directors.

Lack of Diversification.

The size of the Company makes it unlikely that the Company will be able to commit its funds to diversify the business until it has a proven track record, and the Company may not be able to achieve the same level of diversification as larger entities engaged in this type of business.

Conflicts of Interest.

The officers and directors have other interests to which they devote time, either individually or through partnerships and corporations in which they have an interest, hold an office, or serve on boards of directors, and each will continue to do so notwithstanding the fact that management time may be necessary to the business of the Company. As a result, certain conflicts of interest may exist between the Company and its officers and/or directors which may not be susceptible to resolution.

In addition, conflicts of interest may arise in the area of corporate opportunities which cannot be resolved through arm's length negotiations. All of the potential conflicts of interest will be resolved only through exercise by the directors of such judgment as is consistent with their fiduciary duties to the Company. It is the intention of management, so as to minimize any potential conflicts of interest, to present first to the Board of Directors to the Company, any proposed investments for its evaluation.

Investment Valuation Determined by the Board of
Directors.

The Company's Board of Directors is responsible for valuation of the Company's investments. There are a wide range of values which are reasonable for an investment for the Company's services. Although the Board of Directors can adopt several methods for an accurate evaluation, ultimately the determination of fair value involves subjective judgment not capable of substantiation by auditing standards. Accordingly, in some instances it may not be possible to substantiate by auditing standards the value of the Company's investments. The Company's Board of
Directors will serve as the valuation committee, responsible for valuing each of the Company's investments. In connection with any future distributions which the Company may make, the value of the securities received by investors as determined by the Board may not be the actual value that the investors would be able to obtain even if they sought to sell such securities immediately after a distribution. In addition, the value of the distribution may decrease or increase significantly subsequent to the distributee shareholders' receipt thereof, notwithstanding the accuracy of the Board's evaluation.

Forward-Looking Statements.

	This Registration Statement contains "forward looking statements" within the meaning of Section 27A of the Act, and Section 21E of the Securities Act of 1934, as amended, and as contemplated under the Private Securities Litigation Reform Act of 1995, including statements regarding, among other items, the Company's business strategies, continued growth in the Company's markets, projections, and anticipated trends in the Company's business and the industry in which it operates. The words "believe,"
"expect," "anticipate," "intends," "forecast,"
"project," and similar expressions identify forward-looking statements. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control.
The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including those factors described under "Risk Factors" and elsewhere herein In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus will in fact transpire or prove to be accurate. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this section.

Uncertainty Due to Year 2000 Problem.

The Year 2000 issue arises because many
computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using the year
2000 date is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect the Company's ability to conduct normal business operations. This creates potential risk for all companies, even if their own computer systems are Year 2000 compliant. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

The Company currently believes that its systems are Year 2000 compliant in all material respects, its current systems and products may contain undetected errors or defects with Year 2000 date functions that may result in material costs. Although management is not aware of any material operational issues or costs associated with preparing its internal systems for the Year 2000, the Company may experience serious unanticipated negative consequences (such as significant downtime for one or more of its suppliers) or material costs caused by undetected errors or defects in the technology used in its internal systems. Furthermore, the purchasing patterns of consumers may be affected by Year 2000 issues. The Company does not currently have any information about the Year 2000 status of its potential material suppliers. The Company's Year
2000 plans are based on management's best estimates.

ITEM 3.  DESCRIPTION OF PROPERTY.

The Company currently owns approximately $25,000 in general office equipment and furniture.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT.

The following table sets forth information regarding the beneficial ownership of shares of the Company's
Common Stock as of September 30, 1999 (5,000,000 issued and outstanding) by (i) all stockholders known to the Company to be beneficial owners of more than 5% of the outstanding Common Stock; and (ii) all officers and directors of the Company (each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them):

Title of  Name and Address    Amount of      Percent of
Class     of Beneficial Owner Beneficial     Class
                              Ownership (2)

Common    Brad Randolph       1,500,000          30%
Stock     4502 East Karen
          Drive, Phoenix,
          Arizona 85032

Common    Anoop Pittalwala      175,000           3.5%
Stock     11931 North 69th
          Avenue, Glendale,
          Arizona 85308

Common    Shares of all       1,675,000          33.5%
Stock     directors and
          executive officers
          as a group (2
          persons)

ITEM 5.  DIRECTORS, OFFICERS, PROMOTERS, AND CONTROL
PERSONS.

The names, ages, and respective positions of the directors and officers of the Company are set forth below. These persons have held their respective positions since May 20, 1999. There are no other persons which can be classified as a promoter or controlling person of the Company.

(a)	Brad Randolph, President/Secretary/Director.

Mr. Randolph, age 40, received his Bachelor of Science degree in 1983 from Kent State University,
Kent, Ohio. From June 1994 to May 1999, he was employed as a Vice President and Operations Manager of Shakti Investments, Ltd. Shakti Investments, Inc.
is an international investment, import/export, and trading company based in Phoenix, Arizona. Mr.
Randolph's principal responsibilities included the research, qualification and negotiation of new business opportunities internationally. In this position, he gained extensive experience. with the planning, coordination and regulatory compliance required for the import and export of commodities with the U.S. and with several foreign countries.

For the period of October 1988 to May 1994, Mr.
Randolph served as the President/co-founder of EyeLevel, Inc. At the time, EyeLevel, Inc. was the nations highest volume promotional sunglass manufacturing company. Mr. Randolph secured exclusive rights for North America from Avery
International, now Avery Dennison, to utilize a patented printing technology for EyeLevel, Inc. His responsibilities at this firm included the administration, marketing, and distribution for the company's two largest product groups, licensed products and national promotions. The Licensed
Product group acquired licenses from The National
Football League, Major League Baseball, The National
Basketball Association, and over 60 colleges and universities throughout the United States. Mr.
Randolph personally developed a distribution network for this company that covered all major markets utilizing major retailers like Wal-Mart, Kmart, J.C.
Penny Company, as well as numerous grocery chains.
The promotional group developed and implemented successful national campaigns for Pepsi Cola, The
National Football League, and America West Airlines.

(b)	Anoop Pittalwala, Vice President/Treasurer/Director

Mr. Pittalwala, age 42, earned his Bachelor of Science Degree in Mechanical Engineering in 1981 from
University of British Columbia.  From 1997 to May
1999, he served as President/Director of Shatki
Investments, Inc., the same firm that employed Mr.
Randolph. In this position, Mr. Pittalwala performed executive level management and administration of diverse business, trading, and investment activities.
He was involved in the promotion, marketing, and penetration of international markets through the trade of commodities, consumer products, and financial instruments. Mr. Pittalwala also successfully coordinated the complete start-up of this company and negotiated and secured contracts with other international and domestic client base.

For the period of 1985 to 1997, Mr. Pittalwala was employed as a Senior Vice President/Director of Geepe Holdings, Inc./Pacific Homes Inc., a firm specializing in single and multi-family housing developments. In this position, he directed and supervised product marketing, financial management and new product development functions for the entire organization. Mr. Pittalwala also sourced and secured financing, maintained financial and internal controls, managed cash flow and collection procedures, and supervised the complete construction of all projects from groundbreaking to completion.
He also successfully developed and launched effective advertising and marketing campaigns.

ITEM 6.  EXECUTIVE COMPENSATION.

(a)  Other than Brad Randolph, the President of the
Company, no other officer or director of the Company is receiving any remuneration at this time. Mr.
Randolph is currently receiving a salary of $5,000.00 per month.

(b) There are no annuity, pension or retirement benefits proposed to be paid to officers, directors, or employees of the corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the corporation or any of its subsidiaries.

(c) No remuneration is proposed to be in the future directly or indirectly by the corporation to any officer or director under any plan which is presently existing.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS.

Other than as set forth in this Item 7, there are no relationships, transactions, or proposed transactions to which the registrant was or is to be a party, in which any of the named persons set forth in Item 404 of Regulation SB had or is to have a direct or indirect material interest.

(a)	Loans by Principals.

As indicated under Description of Business, the two principals of the Company, have each loaned the Company $150,000. Each of these loans is evidenced by a promissory note dated June 11, 1999 and bearing interest at a rate equal to the prime rate as announced by the Wall Street Journal as of the last business day prior to the first day of each calendar quarter and adjusted as of the first day of each calendar quarter during the term of the promissory note. Under the terms of the promissory notes, the entire outstanding principal balance, together with all accrued and unpaid interest, shall be due and payable in full not later than the Maturity Date, which is two years from the date of the promissory note.

Under the terms of the promissory notes, the principals may, at their option and at any time and from time to time, convert all or any portion of the then outstanding principal amount and accrued interest hereunder into that number of fully paid and nonassessable Shares equal to the amount of the then outstanding principal amount as of the date of conversion divided by one-quarter of one dollar
($0.25). The principals may exercise this option an more than one occasion, so long as there still remains an outstanding principal balance under the promissory notes.

In case of any reorganization or recapitalization of the Company (by reclassification of its outstanding
Shares or otherwise), or its consolidation or merger with or into another corporation, the principals will, upon conversion, be entitled to receive the shares of stock, cash or other consideration which they would receive upon such reorganization, recapitalization, consolidation or merger if immediately prior thereto the conversion had occurred and the principals had exchanged the Shares in accordance with the terms of such reorganization, recapitalization, consolidation or merger.

(b)	Office Space.

The Company neither owns nor leases any real or personal property. Mr. Randolph provides office space to the Company without charge.

ITEM 8.  DESCRIPTION OF SECURITIES.

General Description.

The Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, with a par value of $0.001. The holders of the Shares: (a) have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the Board of Directors of the Company; (b) are entitled to share ratably in all of the assets of the Company available for distribution upon winding up of the affairs of the Company; (c) do have preemptive rights to purchase in new issues of Shares; and (d) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders. These securities do not have any of the following rights: (a) cumulative or special voting rights; (b) preference as to dividends or interest; (c) preference upon liquidation; or (d) any other special rights or preferences. In addition, the Shares are not convertible into any other security. There are no restrictions on dividends under any loan other financing arrangements or otherwise. See a copy of the Articles of Incorporation, and an amendment thereto, and Bylaws of the Company, attached as Exhibits to this Form 10-
SB. As of the date of this Form 10-SB, the Company had 5,000,000 shares of common stock issued and outstanding. There are no preferred shares authorized in the Articles of Incorporation.

Non-Cumulative Voting.

The holders of Shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding
Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining
Shares will not be able to elect any of the Company's directors.

Dividends.

The Company does not currently intend to pay cash dividends. The Company's proposed dividend policy is to make distributions of its revenues to its stockholders when the Company's Board of Directors deems such distributions appropriate. Because the Company does not intend to make cash distributions, potential shareholders would need to sell their shares to realize a return on their investment. There can be no assurances of the projected values of the shares, nor can there be any guarantees of the success of the Company.

A distribution of revenues will be made only when, in the judgment of the Company's Board of Directors, it is in the best interest of the Company's stockholders to do so. The Board of Directors will review, among other things, the investment quality and marketability of the securities considered for distribution; the impact of a distribution of the investee's securities on its customers, joint venture associates, management contracts, other investors, financial institutions, and the company's internal management, plus the tax consequences and the market effects of an initial or broader distribution of such securities.

Possible Anti-Takeover Effects of Authorized but
Unissued Stock.

The Company's authorized but unissued capital stock consists of 45,000,000 Shares of common stock.
One effect of the existence of authorized but unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of the Company's management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in the Company's best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Transfer Agent.

The Company has engaged the services of Alphatech
Stock Transfer, Inc., 4505 South Wassach Boulevard,
Suite 205, Salt Lake City, Utah 84124, to act as transfer agent and registrar for the Company.

PART II.

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED
STOCKHOLDER MATTERS.

	(a)  Market Information.

The Company's Shares are traded in the Over-the-
Counter Bulletin Board (symbol CRRZ) and the range of closing bid prices shown below is as reported by this market. The quotations shown reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ending on December 31, 1999

                             High            Low

First Quarter                1.375           0.125
Second Quarter               0.8125          0.07
Third Quarter						          0.6875          0.19

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ended December 31, 1998

                              High            Low

Second Quarter*               3.375           3.00
Third Quarter                 4.00            2.50
Fourth Quarter                3.00            1.00

* The Shares commenced trading on the Bulletin Board on June 15, 1998.

(b)  Holders of Common Equity.

As of September 24, 1999, there were 33 shareholders of record of the Company's common stock.

(c)  Dividends.

The Company has not declared or paid a cash dividend to stockholders since it became a "C" corporation on November 23, 1993. The Board of Directors presently intends to retain any earnings to finance Company operations and does not expect to authorize cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the Company's earnings, capital requirements and other factors.

ITEM 2.  LEGAL PROCEEDINGS.

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS.

From the formation of the Company in 1993 and up to the present time, the principal independent accountant for the Company has neither resigned (or declined to stand for reelection) nor been dismissed.
The independent accountant for the Company is Barry
L. Friedman, 1582 Tulita Drive, Las Vegas, Nevada
89123.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

None.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

No director of the Company will have personal liability to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any such director since provisions have been made in the Articles of Incorporation limiting such liability.
The foregoing provisions shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable
Sections of the Nevada Revised Statutes, (iv) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes or, (v) for any transaction from which the director derived an improper personal benefit.

The By-laws provide for indemnification of the directors, officers, and employees of the Company in most cases for any liability suffered by them or arising out of their activities as directors, officers, and employees of the Company if they were not engaged in willful misfeasance or malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation. The Bylaws, therefore, limit the liability of directors to the maximum extent permitted by Nevada law (Section 78.751).

The officers and directors of the Company are
accountable to the Company as fiduciaries, which
means they are required to exercise good faith and
fairness in all dealings affecting the Company.   In
the event that a shareholder believes the officers and/or directors have violated their fiduciary duties to the Company, the shareholder may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce the shareholder's rights, including rights under certain federal and state securities laws and regulations to recover damages from and require an accounting by management.. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

PART F/S.

An Audited Financial Statement, as of December
31, 1998, is set forth in Exhibit 13.1 to this Form
10-SB. An Interim Unaudited Financial Statement, as of June 30, 1999, is set forth in Exhibit 13.2 to this Form 10-SB.

PART III.

ITEMS 1 and 2.  INDEX TO EXHIBITS; DESCRIPTION OF
EXHIBITS.

The Exhibits required by Item 601 of Regulation S-B, and an index thereto, are attached.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NOSTALGIA MOTORCARS, INC.



Date: September 30, 1999.				   By:/s/Brad Randolph
                                Brad Randolph, President

Special Power of Attorney

The undersigned constitute and appoint Brad Randolph their true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Form 10-SB Registration
Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the U.S. Securities and Exchange Commission, granting such attorney-in-fact the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities
Exchange Act of 1934, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature           Title                   Date

/s/Brad Randolph
Brad Randolph       President, Secretary,   September 30, 1999
                    Director

/s/Anoop Pittalwala Directors               September 30, 1999
Anoop Pittalwala


EXHIBIT INDEX

Exhibit   Description                         Method of
Number                                        Filing

3.1       Articles of Incorporation           See Below
3.2       Certificate of Amendment of
          Articles of Incorporation           See Below
3.3       Bylaws                              See Below
10.1      Agreement to Provide Services for
          Certification                       See Below
10.2      Promissory Note (Brad Randolph)     See Below
10.3      Promissory Note (Anoop Pittalwala)  See Below
13.1      Audited Financial Statements        See Below
13.2      Interim Unaudited Financial
          Statements                          See Below
24        Special Power of Attorney           See
                                              Signature
                                              Page
27        Financial Data Schedule             See Below